Exhibit (a)(1)(C)
Offer to Purchase

All Outstanding Shares of Common Stock

of

LISATA THERAPEUTICS, INC.

at
$4.00 per share of common stock, net in cash, plus one contingent value right (“CVR”) per share representing the contractual right to receive two contingent cash payments up to an aggregate of $3.00 per CVR subject to the achievement of the specified milestones
Pursuant to the Offer to Purchase dated June 10, 2026

by

KUVA ACQUISITION CORP.

a direct wholly owned subsidiary of
KUVA LABS INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE
AFTER 11:59 P.M., EASTERN TIME, ON JULY 10, 2026,
UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
June 10, 2026
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Kuva Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Kuva Labs Inc., a Delaware corporation (“Parent”), to act as information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Common Shares”), of Lisata Therapeutics, Inc., a Delaware corporation (the “Company”), at a purchase price of (i) $4.00 per Common Share, net to the seller in cash, without interest (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”), which represents the contractual right to receive two contingent cash payments up to an aggregate of $3.00 per CVR subject to the achievement of the Milestones (as defined in the CVR Agreement), in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into with a rights agent selected by Parent and reasonably acceptable to the Company (the “Rights Agent”) at the time provided for in the CVR Agreement, net to the seller in cash, without interest (the Closing Amount plus one CVR, collectively, or any higher amount per Common Share paid pursuant to the Offer, the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2026 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Common Shares registered in your name or in the name of your nominee.
THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS TENDER ALL OF THEIR COMMON SHARES TO PURCHASER PURSUANT TO THE OFFER.
The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Common Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.	The Offer to Purchase;
2.	The Letter of Transmittal (together with the included Internal Revenue Service Form W-9) for your use in accepting the Offer and tendering Common Shares and for the information of your clients;
3.
A form of letter which may be sent to your clients for whose accounts you hold Common Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

4.
Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Common Shares are not immediately available, if procedures for delivery by book-entry transfer cannot be completed, or if otherwise all required documents cannot be delivered to Equiniti Trust Company, LLC (the “Depositary and Paying Agent”), prior to the expiration of the Offer; and

5.	The Company’s Solicitation/Recommendation Statement on Schedule 14D-9, dated June 10, 2026.
We urge you to contact your clients as promptly as possible. Please note that the Offer will expire at one minute after 11:59 P.M., Eastern Time, on July 10, 2026, unless the Offer is extended by the Purchaser or earlier terminated. Previously tendered Common Shares may be withdrawn at any time until the Offer has expired, and if not previously accepted for payment at any time, after August 9, 2026, pursuant to SEC (as defined in the Offer to Purchase) regulations or earlier terminated in accordance with its terms or the terms of the Merger Agreement (as defined below).
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 6, 2026 (as it may be amended from time to time, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, unless otherwise agreed by the Company, Parent and Purchaser, as soon as practicable following the consummation of the Offer (but in no event later than the first business day after the satisfaction or waiver of the conditions to the Merger), and subject to the satisfaction or waiver of the conditions to the Merger, Purchaser will merge with and into the Company (the “Merger”), and the separate existence of Purchaser will cease and the Company will continue as the surviving corporation and as a direct wholly-owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, and effected without a vote of the Company stockholders.
The Board of Directors of the Company has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders; (ii) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iii) resolved to recommend that the holders of Common Shares accept the Offer and tender their Common Shares pursuant to the Offer.
For Common Shares to be properly tendered to the Purchaser pursuant to the Offer the share certificates or confirmation of receipt of such Common Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary and Paying Agent. If a stockholder wishes to tender his, her or its Common Shares pursuant to the Offer and such holder’s stock is certificated and is not immediately available, such holder cannot complete the procedure for delivery by book-entry transfer on a timely basis, or such holder otherwise cannot deliver all required documents to the Depositary and Paying Agent before the Offer expires, such holder may be able to tender his, her or its Common Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.
Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and Paying Agent and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Common Shares pursuant to the Offer.

Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Common Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.
Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the addresses and telephone numbers set forth below.
Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary and Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer including the Merger or the other transactions contemplated by the Merger Agreement other than the enclosed documents and the statements contained therein.
The Information Agent for the Offer is:

Campaign Management, LLC
15 West 38th Street, Suite 747
New York, New York 10018
or

Stockholders may call toll-free: (888) 725-4553
Banks and Brokers may call collect: (212) 632-8422

Email: info@campaign-mgmt.com